EXHIBIT 11

CURAGEN CORPORATION
COMPUTATION OF NET LOSS PER SHARE
(unaudited)

	Three Months Ended
	March 31,

	2000	1999

Net loss	($5,039,496)	($7,206,927)

Basic and diluted net loss per share (1)	$ (0.14)	$(0.27)

Weighted average number of shares used in computing
basic and diluted net loss per share (1)	36,058,153	26,804,842

(1) The effects of the two-for-one stock split have been reflected in the calculations of basic and diluted net loss per share for all periods presented.